UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER – JESUP MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER – JESUP MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

AS OF DECEMBER 31, 2009 AND 2008

AND FOR THE YEAR ENDED DECEMBER 31, 2009

Note: Other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the

Rayonier - Jesup Mill Savings Plan for Hourly Employees

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier – Jesup Mill Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, and the schedule of reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Jacksonville, Florida

June 29, 2010

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2009	2008
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$30,115,941	$24,731,709

Receivables:
Accrued interest and dividends	1,684	186
Employer contributions	5,448	21,947
Participants’ contributions	33,039	121,603

Total receivables	40,171	143,736

LIABILITY
Purchased securities payable	—	92,885

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	30,156,112	24,782,560

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(1,079,627)	578,428

NET ASSETS AVAILABLE FOR BENEFITS	$29,076,485	$25,360,988

The accompanying notes are an integral part of these financial statements.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments (Note 4)	$2,832,733
Interest and dividends (Note 5)	760,397
Interest from loans to participants	9,776
Employer contributions	467,563
Participants’ contributions	2,983,713

7,054,182

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(2,864,168)

Net increase	4,190,014

Transfers of assets to this plan (Note 1)	67,754

Transfers of assets from this plan (Note 1)	(542,271)

Net assets available for benefits:
Beginning of year	25,360,988

End of year	$29,076,485

The accompanying notes are an integral part of these financial statements.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier – Jesup Mill Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time, hourly-paid, bargaining unit employees of the Jesup mill of Rayonier Inc. (“Sponsor” or the “Company”). Certain part-time employees at the Jesup mill are also eligible to participate in the Plan. Prior to April 2009, eligible full-time employees could join the Plan each January 1 or July 1 after completing six months of employment. Effective April 2009, eligible full-time employees may join at the first of the month following 90 days of service. A part-time employee is eligible for participation upon completion of 1,000 hours of service in a consecutive twelve-month period of employment measured from the date on which such employee’s service commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in Rayonier Inc. Common Stock Fund and is administered by State Street Corporation (“State Street”). MassMutual was appointed the record keeper for the assets held in the Trust under an agreement between the Company, MassMutual, and State Street.

Contributions

Each year, a participant may contribute from two percent to 16 percent of eligible earnings. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.

The Company makes a matching contribution to the Plan equal to 35 percent of the first six percent of each participant’s base compensation contributed to the Plan. All Company contributions are made to the Rayonier Inc. Common Stock Fund. The Company closed enrollment in its pension plans to new employees hired after March 2009. Effective April 2009, new employees hired after March 2009, are automatically enrolled in this Plan and may, at the Company’s discretion, receive an enhanced retirement contribution of $1,250 annually, in addition to the standard matching contribution of 35 percent of the first six percent of each participant’s base compensation contributed to the Plan.

Matching Company contributions and the enhanced retirement contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time.

Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the related Company contribution. Plan earnings and losses are allocated to participant accounts based upon account balances.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately fully vested in their contributions plus actual earnings thereon at all times. Participants vest in the Company’s contributions at a rate of 20 percent per year of service; full vesting occurs after five years of service.

Forfeitures

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. At December 31, 2009 and 2008, forfeited, non-vested accounts totaled $714 and $2,894, respectively, and remain available in the MassMutual Select Fixed Income Fund (“MassMutual GIA”) to reduce future employer contributions. During 2009, forfeitures of $2,255 were utilized to reduce employer contributions. No administrative expenses were paid with forfeitures and there were no forfeitures during the year ended December 31, 2009.

Transfers

The Company maintains several defined contribution plans for its employees depending upon their employment status. If participants in a plan change their status during the year, their account balances are transferred into the corresponding plan. These transfers are included in the “Transfers of assets” on the Statement of Changes in Net Assets Available for Benefits.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets (held at end of year). Participants may change their investment options daily. Participants are prohibited from transferring into most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.

Effective April 2009, participants may invest their contributions into or transfer their existing contributions into or out of the Rayonier Inc. Common Stock Fund. Transfers into the Rayonier Inc. Common Stock Fund are subject to the same 60 day waiting period as outlined above.

Participant Loans

Effective April 2009, participant loans were made available. Participants may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from retirement contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus one percent. The outstanding loans were at a fixed interest rate of 4.25 percent at December 31, 2009. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund. Participant loans are recorded on the “Investments, at fair value” line in the Statements of Net Assets Available for Benefits as of December 31, 2009. Loan repayments in 2009 amounted to $63,580, while new loans to participants were $625,740.

Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, and are based on the fully vested balance of their account. The options available for the payment of benefits include lump sum or annual payments over a future period. Under the IRC, payment of benefits must commence by age 70 1/2. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Withdrawals of any amount may be made once every six months from the participant’s after-tax account in excess of a prescribed minimum. Withdrawals from the participant’s vested employer-matched contributions may be made only after all after-tax and rollover contributions have been withdrawn. Distributions from before-tax accounts are allowable before attaining the age of 59 1/2 in the case of death, permanent and total disability, or financial hardship. Existence of financial hardship will be evaluated based on Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Subsequent Events

The Company evaluated events and transactions that occurred after the balance sheet date but before financial statements were issued, and no subsequent events were identified.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fully benefit-responsive investment contracts such as those held by the MassMutual GIA, are required to be reported at fair value. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the standard, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of the MassMutual GIA is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed interest rate is determined every six months thus allowing the Plan Sponsor and participants to make informed decisions regarding current allocations.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

	December 31,
Average yields	2009	2008
Based on actual earnings	3.41%	4.20%
Based on interest rate credited to participants	3.41%	4.20%

The guaranteed interest rate was 3.80 percent and 3.75 percent as of December 31, 2009 and 2008, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. See Note 3 - Fair Value Measurements below for additional information.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and reflected as a component of net gain from investment in plan assets.

3.	Fair Value Measurements

Financial assets and liabilities disclosed in the financial statements on a recurring basis are to be recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

Description	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$16,082,781	$16,082,781
Pooled Separate Investment Accounts	—	8,047,232	—	8,047,232
Rayonier Inc. Common Stock Fund	5,423,767	—	—	5,423,767
Participant Loans Receivable	—	562,161	—	562,161

Investments at Fair Value	$5,423,767	$8,609,393	$16,082,781	$30,115,941

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$13,190,386	$13,190,386
Pooled Separate Investment Accounts	—	7,168,523	—	7,168,523
Rayonier Inc. Common Stock Fund	4,372,800	—	—	4,372,800

Investments at Fair Value	$4,372,800	$7,168,523	$13,190,386	$24,731,709

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

MassMutual GIA – fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.

Pooled Separate Investment Accounts – fair value measured using unit value calculated from the net assets of the underlying pool of securities.

Rayonier Inc. Common Stock Fund – fair value measured using unit values from observable market values of the stock plus short-term investment fund.

Participant Loans Receivable – stated at the outstanding principal balance plus accrued interest which approximates fair value.

Changes in the fair value of the Plan’s Level 3 assets during the year ended December 31, 2009 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$13,190,386
Interest income	541,241
Change in fair value of fully benefit-responsive investment contract	1,569,233
Purchases, (issuances), and (settlements)	781,921

Balance, end of year	$16,082,781

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

4.	Investments

The investments that represented five percent or more of the Plan’s Net Assets Available for Benefits as of December 31, 2009 and 2008, were as follows:

	2009	2008
MassMutual GIA	$16,082,781	$13,190,386
MassMutual Select Indexed Equity Fund	7,039,848	6,777,098
Rayonier Inc. Common Stock Fund	5,423,767	4,372,800

During 2009, the net appreciation in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) is as follows:

Pooled Separate Investment Accounts	$1,426,987
Rayonier Inc. Common Stock Fund	1,405,746

Net Appreciation in Fair Value of Investments	$2,832,733

5.	Dividends

The Plan received regular cash dividends of $2.00 per share on Rayonier Inc. stock owned, totaling $254,610 for the year ended December 31, 2009.

6.	Party-in-Interest Transactions

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 121,859 and 132,382 shares of Rayonier Inc. common stock, respectively, which represented 0.15 and 0.17 percent, respectively, of the total shares outstanding. Additionally, the Plan Sponsor paid certain expenses totaling $150,455.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status

The Plan has filed for a determination letter from the IRS regarding the Plan’s qualification under Section 401(a) of the IRC. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The Plan Administrator will make any changes deemed necessary to ensure the Plan is granted tax-exempt status.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$29,076,485	$25,360,988
Less: Contributions receivable at December 31, 2009	(38,487)	—

Net assets available for benefits per Form 5500	$29,037,998	$25,360,988

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements as compared to Form 5500 for the year ended December 31, 2009:

Increase in net assets per statement of changes in net assets available for benefits	$4,190,014
Change in contributions receivable	105,063

Net income per Form 5500	$4,295,077

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

PLAN NUMBER 033

EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Current Value
*	MassMutual GIA	Stable Value	$16,082,781
*	MassMutual Select Indexed Equity Fund	Large Cap Core	7,039,848
*	Rayonier Inc. Common Stock Fund	Company Stock Fund	5,423,767
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	279,809
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	242,623
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	189,440
*	American EuroPacific Growth	International Large Core	125,573
*	Wells Fargo Advantage Dow Jones Target 2015	Asset Allocation	54,017
*	PIMCO Total Return	Intermediate Term Bond	38,078
*	MassMutual Select Small Co. Value	Small Cap Value	37,914
*	Northern Mid-Cap Index	Mid Cap Core	23,705
*	Invesco Van Kampen Small-Cap Growth	Small Cap Growth	11,923
*	Eaton Vance Large-Cap Value	Large Cap Value	2,609
*	American Growth America	Large Cap Growth	1,250
*	Northern International Equity Index	International Large Core	443
*	Participant loans receivable (a)	Participant Loans	562,161

			$30,115,941

(a)	The loans bear fixed interest rates of 4.25 percent with maturities through 2013.
Note:	Investments are participant directed, thus cost information not required.
*	Denotes party-in-interest transactions.

See report of independent registered public accounting firm.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE H, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

PLAN NUMBER 033

EMPLOYER IDENTIFICATION NUMBER 13-2607329

Identity of party involved	Description of asset	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net loss
Mass Mutual	Select Indexed Equity Fund	$—	$5,975,223	$—	$—	$7,498,682	$5,975,223	$(1,523,459)
Mass Mutual	Select Indexed Equity Fund	5,975,223	—	—	—	—	—	—

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier – Jesup Mill Savings Plan for Hourly Employees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier – Jesup Mill Savings Plan for Hourly Employees
(Name of Plan)

June 29, 2010	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator